Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report on the consolidated financial statements of Hilton Worldwide Holdings Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 dated February 27, 2014 (except Note 29, as to which the date is September 10, 2014) in Amendment No. 1 to the Registration Statement (Form S-4 333-198693) and the related Prospectus of Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp. for the registration of $1,500,000,000 of 5.625% Senior Notes due 2021.

/s/ Ernst & Young LLP

McLean, Virginia

November 19, 2014